EXHIBIT 99.45

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com

July 4, 2002
TSX Symbol: GAM
Press Release #14-2002	Issued: 33,924,316 Shares

GAMMON LAKE ANNOUNCES THE APPOINTMENT OF
ALEJANDRO CARAVEO VALLINA TO BOARD OF DIRECTORS

Gammon Lake Resources Inc. (TSX:GAM) is pleased to announce the appointment of Alejandro Caraveo Vallina to its Board of Directors. Senor Caraveo Vallina, a resident of Chihuahua City, Mexico, is a Director of Minerales de Soyopa, S.A. de C.V. (Soyopa) a Mexican mineral exploration and development company, and manages the service division of Grupo Chihuahua, a group of companies which owns and operates numerous storage and logistics interests and a number of assembly plants throughout Mexico.

Under Senor Caraveo’s management, Soyopa developed that company’s mining concessions at Ocampo, Chihuahua State, Mexico, and between the years 1994-2000 he directed the production of between 30-40 tonnes per day production from the project. In partnership with other mineral resource development companies, approximately 70 holes were drilled on Soyopa’s concessions at Ocampo up to 1998.

Gammon Lake purchased Soyopa’s mining concessions at Ocampo, and the documents conveying those titles to Gammon Lake were recorded at the Bureau of Mines in Mexico City on May 3, 2002. Under Gammon Lake’s direction, approximately 250 additional drill holes, comprising 40,000 meters of drilling have been completed on the overall consolidated projects since 1998, resulting in a resource estimate study, prepared by Watts, Griffis & McOuat (Press Release #6-2001) which outlined a resource of 1,797,200 ounces gold equivalent in the measured and inferred category and 637,000 ounces gold equivalent in the inferred category.

Senor Caraveo who is fluent in both Spanish and English, studied in the United States at the University of Michigan and in the business faculty of McMurray College, Abeline, Texas. He brings to the Gammon Lake board wide executive level experience in the mineral resource exploration and development industry as well as very valuable relationships with government and business leaders throughout Mexico.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.